May 1, 2008

VIA FAX AT (202) 772-9368
Laura Nicholson	AND VIA EDGAR
Division of Corporation Finance
United States
Securities and Exchange Commission
Mail Stop 7010
100 F. Street N.E.
Washington DC 20549
Telephone Number: (202) 551-3584
Fax Number: (202)772-9368

Re:	Velocity Oil & Gas, Inc.
Amended Registration Statement on Form S-1
Submitted March 21, 2008
File No. 333-146405

Dear Ms. Nicholson,

In connection with your telephone conversation with our legal counsel, The Loev Law Firm, PC, on April 9, 2008, Velocity Oil & Gas, Inc. (“VOGI”, the “Company,” “we,” and “us”) proposes the following revisions (revised language is bolded, in italics and underlined) to the Risk Factors disclosed on page 10 and page 13 of our Amended Registration Statement on Form S-1, filed with the Commission on March 31, 2008.  Additionally, this correspondence filing should replace and supersede our previous correspondence filing dated April 10, 2008, which is identical to such prior filing other than the inclusion of the word “is” in the third to last paragraph of the response when discussing that Mr. Jacobs' written commitment is to provide us funding.  We have also attached two (2) copies of the Amended Registration on Form S-1 for your review.

Page 10:

“WE WILL NEED ADDITIONAL FINANCING TO CONTINUE OUR BUSINESS PLAN, ACQUIRE, DRILL AND STUDY WELLS, WHICH FINANCING, IF WE ARE UNABLE TO RAISE MAY FORCE US TO SCALE BACK OR ABANDON OUR BUSINESS PLAN.

We raised an aggregate of $61,050 through the sale of 610,500 Units at a price of $0.10 per unit from September 2006 through August 2007, which Units each included one (1)
share of common stock; one (1) three (3) year Class A Warrant to purchase one (1) share of our common stock at an exercise price of $0.25 per share; and one (1) three (3) year Class B Warrant to purchase one (1) share of our common stock at an exercise price of $0.50 per share (each a “Unit”).  We have not generated any revenues to date and anticipate the need for approximately $1,300,000 of additional funding during the next 12 months, for South Marsh to earn interests in two wells pursuant to the Participation Agreement, of which there can be no assurance will be raised, which is described in greater detail below under “Pursuant to the terms of our wholly owned subsidiary, South Marsh’s Participation Agreement, South Marsh is required to pay substantial amounts of money to Entek, in order to earn working interests in the interests subject to the Participation Agreement.”

We have not generated any revenues to date and anticipate the need for approximately $1,300,000 of additional funding for South Marsh to earn the interests in the first two exploration concessions that are planned to be drilled during the next 6-9 months, as described above through the Participation Agreement. There is no assurance that exploration capital can be raised.  If we are unable to raise the additional funding we currently require, we will be unable to participate in the drilling operations for the two first concessions and we might loose the right to earn those concessions. Furthermore, pursuant to the terms of the Participation Agreement, we are required to pay our respective costs of any proposed well on a lease-by-lease basis, and if we fail to timely remit such payments or choose not to participate in any particular lease, we will forfeit all rights to earn an interest in such lease, and any and all prior funds paid in connection with such lease.  Moving forward, our sole officer and Director, Frank Jacobs has committed to loaning or investing additional funding to provide the Company with sufficient working capital to meet the expenses and fees associated with the filing of, amendments to and revisions of this Registration Statement, working capital that the Company will require until this Registration Statement is declared effective and any costs and fees associated with the Company achieving a public listing on the Over-The-Counter Bulletin Board. Moving forward, we also hope to raise additional funds after this Registration Statement is declared effective through the sale of debt and/or equity to enable us to earn our interests pursuant to the Participation Agreement.    Historically, our business operations have consisted of working to raise funds through the sale of Units as described above, working to finalize the Polaris agreement, which has since been cancelled, and working to finalize and enter into the Purchase Agreement with Entek, as well as the drafting, review and preparation of this Registration Statement and amendments thereto.  As such, our business operations to date have been minimal, and until such time as we are able to vest the working interests provided for in the Participation Agreement, we anticipate such business operations remaining that way.”

Page 13:

“PURSUANT TO THE TERMS OF OUR WHOLLY OWNED SUBSIDIARY, SOUTH MARSH’S PARTICIPATION AGREEMENT, SOUTH MARSH IS REQUIRED TO PAY SUBSTANTIAL AMOUNTS OF MONEY TO ENTEK, IN ORDER TO EARN WORKING INTERESTS IN THE INTERESTS SUBJECT TO THE PARTICIPATION AGREEMENT

In November 2007, we entered into a Purchase and Sale Agreement with Entek USA Inc. (the “Purchase Agreement” and “Entek”) pursuant to which we purchased all of the outstanding membership interests in South Marsh LLC, a Delaware limited liability company (“South Marsh”).  Through the Purchase Agreement, we obtained all of the interests in oil and gas leases held by South Marsh pursuant to an Amended and Restated Participation Agreement, dated December 8, 2006, by and between, South Marsh, Ridgelake Energy, Inc., a Louisiana corporation, and GulfX, LLC, a Delaware limited liability company (the “Participation Agreement”).  Pursuant to the terms of this participation agreement, South Marsh acquired the right to earn (a) a 10% working interest in Block 79, Viosca Knoll Area covering 5,760 acres of submerged lands within the Outer Continental Shelf, (b) a 10% working interest in Block A 307, High Island Area, covering 5,760 acres of submerged lands within the Outer Continental Shelf, (c) a 10% working interest in the Block 317, Vermillion Area, covering 5,000 acres of submerged lands within the Outer Continental Shelf, (d) 11.25% interest in Block 138, South Marsh Island Area, covering 5,000 acres of submerged lands within the Outer Continental Shelf, and (e) a 15% interest in Block 152, South Marsh Island Area, covering 2,500 acres of submerged lands within the Outer Continental Shelf, of the Gulf of Mexico, by Texas and Louisiana.  In consideration for the sale and assignment of the membership interests, we granted Entek a production payment equal to 50% of the net proceeds attributable to South Marsh’s interest in the subject leases, until such time as Entek has received a total of $1,072,258.22.

We currently anticipate the need for approximately $1,300,000 of additional funding for South Marsh to earn the interests in the first two wells that are planned to be drilled on such leases (one on the Viosca Knoll 79 interest and one on the South Marsh Island Area Block 152 interest) during the next six to nine months, as described above through the Participation Agreement, of which there can be no assurance will be raised.  If we are unable to raise the additional funding we will not be able to earn any interests through the Participation Agreement.  Furthermore, pursuant to the terms of the Participation Agreement, we are required to pay our respective costs of any proposed well on a lease-by-lease basis, and if we fail to timely remit such payments or choose not to participate in any particular lease, we will forfeit all rights to earn an interest in such lease, and any and all prior funds paid in connection with such lease.  Moving forward, we anticipate our sole officer and Director, Frank Jacobs loaning us additional funding to provide the Company with sufficient working capital to meet the expenses and fees associated with the filing of, amendments to and revisions of this Registration Statement, working capital that the Company will require until this Registration Statement is declared effective and any costs and fees associated with the Company achieving a public listing on the Over-The-Counter Bulletin Board.  Moving forward, we also hope to raise additional funds after this Registration Statement is declared effective through the sale of debt and/or equity to enable us to vest our interests pursuant to the Participation Agreement, and until such time as we generate sufficient revenues through our oil and gas operations, if ever.  We do not currently know nor can we estimate the amount of any funding that South Marsh will be required to pay in order to vest working interests in any additional wells pursuant to the Participation Agreement, but currently anticipate that such expenses will be substantial, and may be between $500,000 to $1,000,000 per well, which funding the Company does not currently have.

We anticipate spending our cash on hand for the next three months solely on expenses associated with this Registration Statement, including legal and accounting fees associated with responding to the Commission’s comments to this registration statement and in preparation of amendments to this registration statement, as well as general business expenses, including our $575 per month office space lease.  We plan to keep our expenses at a minimum until such time as we can raise additional capital.  We anticipate raising additional funds prior to such date through the sale of debt and/or equity after such time as have gained effectiveness of this Registration Statement and have obtained quotation for our common stock on the Over-The-Counter Bulletin Board, of which there can be no assurance.  We anticipate that, in the event we need additional funding prior to the effectiveness date of this Registration Statement, and/or in the event we are unable to raise funds through the sale of debt or equity after the effectiveness of this Registration Statement, that our sole officer and Director, Frank Jacobs will loan us additional funds until such time as we are able to raise the funds we will require to pay our portion of the expenses associated with the South Marsh leases and/or are able to generate revenues sufficient to support our operations, if ever, of which there can be no assurance, as Mr. Jacobs' written commitment is to provide us funding only until this Registration Statement is declared effective and in connection with the quotation of our common stock on the Over-The-Counter Bulletin Board.

In the event that we are not able to raise sufficient capital to vest the working interests pursuant to the Participation Agreement, and/or raise additional funds to continue our business operations, the value of our securities, if any, would likely become worthless and we may be forced to abandon our business plan.  Even assuming we raise the additional capital we will require to continue our business operations, we will require substantial fees and expenses associated with this offering, and we anticipate incurring net losses until and unless we are able to earn our oil and gas interests through South Marsh, and until and unless such oil and gas interests generate any commercial oil and gas revenues, of which there can be no assurance.”

If you agree with the proposed changes described above, we will promptly file an Amended Registration Statement, revising our previously filed Registration Statement to include the revisions described above.

Sincerely Yours

/s/ Frank A. Jacobs

Frank A. Jacobs
President & CEO

CC: David M. Loev – The Loev Law Firm, PC